

Mail Stop 3720

June 9, 2009

Via U.S. Mail and facsimile to (915) 225-8001

Mr. Gerald J. Rubin
Chief Executive Officer
Helen of Troy Limited
1 Helen of Troy Plaza
El Paso, TX 79912

> **Re:** **Helen of Troy Limited**
> **Form 10-K for the fiscal year ended February 29, 2008**
> **Filed May 13, 2008**
> **File No. 001-14669**

Dear Mr. Rubin:

We have reviewed your supplemental response letter dated May 8, 2009 in conjunction with the proposed goodwill disclosures provided to us on May 4, 2009. As noted in our comment letter dated April 6, 2009, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Where indicated, we think you should revise your next Form 10-Q in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Critical Accounting Policies and Estimates, page 12

1. We note your response to prior comment 1. We refer to your discussion of the Housewares segment on page 49. You state that this reporting unit has experienced annual growth rates ranging from 6.9 to 26 percent since acquisition, with an average annual compound revenue growth rate of 15 percent over the last five years. It is difficult to ascertain the recent trend from your current disclosure. Please revise this section to disclose the historical revenue growth rates for each of the last three fiscal years.

Mr. Gerald J. Rubin
Helen of Troy, Ltd.
June 9, 2009
Page 2

2. You state that the annual average compound earnings growth rate needed to avoid having a goodwill impairment charge is approximately 11 percent. It is unclear from this disclosure how your historical earnings growth rates compare to this threshold. Accordingly, please revise to provide a discussion of your historical earnings growth rates in the Housewares segment, how they compare to the 11 percent and explain how they were considered when determining the growth rates utilized in your cash flows projections. The disclosure provided in your next Form 10-Q should be based upon the assumptions included in the interim impairment test performed in the fourth fiscal quarter of 2008.

3. On page 49 you state that, assuming all other factors were to remain constant, a 1 percent increase in the market participant discount rate would result in a goodwill impairment charge in the Housewares reporting unit. Please revise to provide a similar disclosure, indicating the impact of a 1 percent reduction in your earnings growth rate on your goodwill impairment test. The disclosure provided in in your next Form 10-Q should be based upon the assumptions included in the interim impairment test performed in the fourth fiscal quarter of 2008.

Please disclose the above information in your next Form 10-Q filing and provide us with your proposed disclosures.

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Christy Adams, Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/Larry Spirgel
Assistant Director